

Mail Stop 3030

March 10, 2009

Kevin J. Berry
Chief Financial Officer
California Micro Devices Corporation
490 N. McCarthy Boulevard #100
Milpitas, California   95035

> **Re:** **California Micro Devices Corporation**
> **Form 10-K for the fiscal year ending March 31, 2008**
> **Filed June 11, 2008**
> **File No. 0-15449**

Dear Mr. Berry:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief